EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Year	Year	Year	Year	Year
	2015	2014	2013	2012	2011
EARNINGS

Income before income taxes	$6,823	$7,026	$6,562	$6,351	$6,031

Add:

Interest expense (including amortization of capitalized interest)	171	164	166	191	206

Portion of rent under operating leases representative of the interest component	101	104	103	92	85

Less:
Equity in undistributed income of 20-50% owned companies	5	(1)	(1)	3	4

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$7,090	$7,295	$6,832	$6,631	$6,318

FIXED CHARGES

Interest on debt (including capitalized interest)	162	159	166	194	206

Portion of rent under operating leases representative of the interest component	101	104	103	92	85

TOTAL FIXED CHARGES	$263	$263	$269	$286	$291

RATIO OF EARNINGS TO FIXED CHARGES	27.0	27.7	25.4	23.2	21.7